

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 7, 2010

Alan Benjamin
Chief Executive Officer
SMG Indium Resources Ltd.
41 University Drive, Suite 400
Newtown, PA 18940

      Re: **SMG Indium Resources Ltd.**
               Registration Statement on Form S-1
               Filed April 7, 2010
               File No. 333-165930

Dear Mr. Benjamin:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Please provide complete responses and, where disclosure has changed, indicate precisely where we will find your responsive changes in the marked version of the amendment you provide.

2. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our

silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears in more than one place in your document, provide in your response letter page references to all responsive disclosure.

3. With your next amendment, fill in all blanks other than the information that Rule 430A permits you to omit. Also include updated disclosure, and advise us regarding the status of your application to list on the NASDAQ Capital Market. If the information you provide may change prior to your registration statement's effectiveness, include brackets to indicate this. We may have additional comments after the omitted information has been filed.

4. Prior to the printing and distribution of your preliminary prospectus, please provide us with copies of all artwork and any graphics you propose to include. Also provide accompanying captions, if any. We may have comments after reviewing these materials.

5. Your prospectus includes excessive repetition. Please revise to eliminate unnecessarily repetitive disclosure, and provide instead a focused and balanced presentation.

6. Please send us on a supplemental basis the supporting documentation for all statistical claims that you make in your prospectus. For example, we note your reference on page 18 to a report entitled, "The Economics of Indium, 2003," regarding the output of certain copper and zinc metallurgical plants in Ontario, Canada. We would like to see a copy of your source material. Please mark the supporting documents to show the location of each statistic you are relying on for the claims you make in your prospectus.

7. Ensure that your disclosure is clear, internally consistent, and supported by a reasonable basis, including your own operational experience. Provided below and in the next several comments are some examples, which are not intended to comprise a comprehensive list of all disclosure requiring clarification. In your letter of response and amendment, please address each example in necessary detail.

   - On page 8 and elsewhere, you provide statistics purporting to show the rate of Indium price increases necessary to offset "the reduction in our NMV" due to IPO expenses and annual operating costs. Information of this type appears critical to providing a more complete picture of your business plan. But the assumptions apparently underlying the page 8 statistics do not appear in line with your own operational experience or other disclosure you provide, none of which suggests that you will be able to purchase the 85% you reference

regarding the day following the closing of your IPO transaction. So your
statistics do not appear meaningful as currently presented. The numbers you
present should be consistent with your expectations (stated elsewhere)
regarding the time necessary to accomplish your stated goal regarding
building an indium stockpile.

- Underlying your statistical discussion and similar disclosure is your view,
  stated on page 49, that "Price appreciation of the metal indium is critical for
  investors to receive a return on their investment." The analysis you provide
  elsewhere suggests that straight-line increases would be unprecedented. For
  example, although you show prices increasing 66% over the past year, your
  discussion of other periods makes clear that past increases have been followed
  by substantial price downturns.

- Even assuming a straight-line increase in prices over the periods you discuss
  in your statistics on page 8, if there is any delay in your purchasing the entire
  referenced stockpile upon which you base your statistics, then the percentages
  necessary to achieve break-even NMV would need to be increased
  accordingly. If you purchase all but 25% of the stockpile in the first 12
  months, for example, you would need the (75%) purchased portion to supply
  all of the increased value for the first 12 months, and unless it was all
  purchased the day after closing, the same issue arises for the interim portion.

- You repeat 15 times in the first 53 numbered pages that you will or intend to
  purchase indium using 85% of the net proceeds. However, you also state the
  following on page 52 (emphasis added): "We consider 18 months a prudent
  amount of time during which our Manager will spend at least *50%* of the net
  proceeds of the offering *allocated toward stockpiling* indium. We expect that
  it will take us *several years* to build our indium stockpile." You also do not
  state explicitly whether there is any time limit other than the 18 month / 50%
  threshold, which information would help put the other disclosure in proper
  context.

- The ensuing discussion on page 53 suggests that you are assuming a purchase
  schedule lasting 24 months or more, and references possible purchases from
  recyclers, a possibility you appear to rule out in the same paragraph and
  elsewhere, such as on page 57.

- Although you closed on the last portion of your 2009 private placement
  almost four months ago, as of the time you filed the registration statement,
  you still had not purchased the required amount of indium pursuant to the
  corresponding agreements, even though it represents a much smaller amount

> than you would be required to purchase with the IPO proceeds.

- If you decide to provide new statistics based on new underlying assumptions, make clear what the assumptions are, and explain how or why they differ from your other disclosure or business experiences thus far. Based on the current disclosure, for example, it appears appropriate to assume that you will make purchases of only 50% of the amount allocated for stockpiling (in other words, 42.5% of the net proceeds) for purposes of the statistics, rather than the 85% you currently use. You also should state explicitly where you refer to the 50% number that you are referring to 42.5% of the net proceeds.

8. If appropriate, provide enhanced prospectus cover page and risk factors disclosure regarding (1) the likely length of time necessary for you to stockpile the required amount of indium and (2) the rate of increase(s) necessary for break-even NMV results over the specified period(s). Also briefly explain the significance of NMV in that context.

9. Your actual business plan is not described consistently and with clarity. You repeatedly suggest that you plan to buy and hold indium, but at other places you suggest that you will take a more active role in the market, selling and lending indium. For example, the disclosure on page 15 suggests that your activities "almost entirely will involve purchasing and stockpiling," while disclosure on page 13 suggests the model is based on your "ability to generate revenue streams from the purchasing, lending and selling [sic] indium." Clarify your plans in that regard. To the extent that the model is based more on holding indium for long term appreciation, explain further how you will continue to maintain your NMV and pay all necessary expenses.

10. As you build your indium inventory, clarify how you would decide whether to stockpile it or lease, lend, or sell it.

11. Disclose clearly whether you may change the business purpose of your company. If you can change the stated purpose, disclose the limits, if any, on the alternative businesses you could pursue. For example, if the board does not exercise its discretion to return a portion of the capital in the event that you fail to timely obtain the threshold amount of indium, make clear what your plans would be at that time.

12. Make clear what limits or plans you have with respect to the additional proceeds that may result from the exercise of warrants. For example, state explicitly whether you would need to purchase indium within any given period of time after such additional proceeds are received.

13. You indicate in a number of places that the "stockpiling phase" may take several years, and you suggest on page 24 that your manager, officers and board will allocate an aggregate of 120 hours per week during this phase. In enhanced biographical sketches, provide for each named individual the hours each currently devotes to your business, as well as the number of hours per week each would be expected to devote to your business for the next several years. As you point out on page 24, these individuals are currently employed by others and "are not obligated to devote any specific number of hours to our affairs." However, the additional information will help the reader understand the basis for the 120 hours estimate you provide.

14. You suggest on page 49 and elsewhere that the manager "will only deal with known regular industry suppliers and participants," but in the previous sentence you refer to the manager potentially ordering independent tests in the event that "indium is purchased from a third-party supplier that is not known to be a regular indium industry supplier." Please provide clarifying disclosure at each place this disclosure appears.

15. Prior to submitting a request for accelerated effectiveness, please ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

Table of Contents, page 6

16. Revise to eliminate the suggestions that the reader "should not" rely on other information and that the disclosure "is accurate only as of the date of this prospectus."

Risk Factors, page 13

"Information regarding the indium market," page 13

17. Provide precise captions for your risk factors, and shorten this caption in particular to focus on the particular risk. Other captions requiring revision include those for the risks "Any disruptions in the mining of zinc," "Any disruptions in zinc metallurgical plants," and "We may not be able to stockpile indium." The captions should, respectively, refer to the earthquake, identify the planned production cessation, and be consistent with other disclosure regarding your plans not to purchase from recyclers.

18. Also remove extraneous detail from this risk factor, and mitigating text from others, such as the caption and last sentence under "Our NMV may be negatively or positively impacted."

"We purchased 78.1% of our current indium stockpile," page 14

19. Disclose separate risks under separate captions. For example, the last sentence appears to introduce a distinct risk.

"The Manager might have a conflict of interest," page 19

20. Please add new risk-factor disclosure addressing the lack of protections to prevent your manager from competing with you or taking a business opportunity for itself, as described on pages 74 and 84.

Geopolitical and International Risks, page 25

21. We note the disclosure on page 36 regarding the locations you currently store indium. If known, identify in this section the countries in which you expect to conduct operations or where you may be taxed or have currency risks, and provide any particular country risks, as appropriate.

Use of Proceeds, page 31

22. Clarify why the manager expects the stockpile to include higher grade ingots. This appears inconsistent with disclosure elsewhere regarding your business plan.

Dilution, page 34

23. Clarify why the amount of dilution shown is different from the amount shown on page 27. Also ensure that the disclosure on page 27 is precise with regard to the conversion of the Class A.

Going Concern, page 45

24. Explain why you suggest that the offering is "up to" 5,000,000 Units.

Business, page 49

25. We note your disclosure on page 52 that all purchases and sales of indium shall be made by your manager in accordance with the Management Services Agreement and that your manager shall use "commercially reasonable efforts" to purchase, lend and or sell the indium at the best prices available to it over a prudent period of time. However, your form of Amended and Restated Management Services Agreement, filed as exhibit 10.1, requires your manager to use "best efforts," not "commercially reasonable efforts." Please explain or revise as appropriate.

Management, page 69

26. Please revise to clarify Mr. Biele's business experience and positions with each listed entity during the past five years.

Management Services Agreement, page 73

27. Please briefly explain the business reasons you retain Specialty Metals Group Advisors LLC as your manager, rather than directly employing Messrs. Grushkin, Biele and Benjamin.

28. Please disclose in this section the termination fee contemplated in section 4 of the form of Amended and Restated Management Services Agreement, filed as Exhibit 10.1 to your registration statement.

29. Please add to the list of fees required to be paid by the company to the manager the item specified by section 2(c)(xii) of the form of Amended and Restated Management Services Agreement: "all other fees and expenses related to running and operating the Company, unless specifically excluded herein."

30. We may have additional comments once you file the agreement. Ensure that you describe in necessary detail how you will "adjust certain fees and expenses," as you mention on page 11.

Executive Compensation, page 76

31. Provide in this section all the precise disclosure Item 402 of Regulation S-K requires for the compensation awarded to, earned by, or paid to each named executive officer. Refer to Item 402(a)(2) of Regulation S-K.

32. In the revised Summary Compensation Table, also provide clarity with regard to the footnote references.

33. With respect to the 2009 stock award and the 2008 option award granted to Mr. Morena, please disclose the information required by Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

Principal Stockholders, page 86

34. Include separate tabular entries for each of the executive officers and other individuals holding more than 5% of the shares beneficially. Retain appropriate explanatory text or footnotes to the extent shares are beneficially held by more than one listed entity. See Instruction 5 to Item 403 of Regulation S-K.

Financial Statements, page F-2

Note 1 – Organization, Proposed Business Operations, Going Concern and Management Plans, Page F-6

35. We note that you describe a measure titled Net Market Value, under this heading and elsewhere in the document, which you compute by multiplying the number of kilograms of your indium holdings by the last spot price for indium published by Metal Bulletin posted on Bloomberg L.P. for the month, plus cash and any other assets, less all of your outstanding payables, indebtedness and any other liabilities. We understand that you intend to utilize this measure in computing management fees and the number of IPO units which investors who participated in your private placement will receive.

However, some of your disclosures appear to equate this measure with the value of the company (e.g. "our net market value" on page 8, and "the net market value ("NMV") of the company" on page F-7), while others equate the measure with only your stockpile of indium (e.g. "the Net Market Value ("NMV") of the company's stockpile" on page F-6). We believe your characterization of this measure should be uniform throughout the document, and it does not appear that equating the computed amount to the value of the company is appropriate.

Given the potential for disparity between your measure and the value that would be implied by the quoted market price of your stock, please tell us how you intend to distinguish for investors the difference between these two measures once your units, common stock and warrants are listed on the NASDAQ Capital Market.

Note 2 – Summary of Significant Accounting Policies, page F-8

36. We note that you describe how you intend to account for the direct sale and/or lending of your indium in the second paragraph under the heading "Inventory of the Metal Indium" on page F-10, and that you have identical disclosure in the section that immediately follows, under the separate heading, "Accounting for Direct Sales and Lending Transactions," also on page F-10. Please revise your financial statement notes to remove the first of this repetitive disclosure.

Note 7 – Class A Common Stock, page F-17

37. We note that upon completion of the initial public offering all outstanding shares of Class A common stock will automatically convert into shares of common stock. In addition, the shares of common stock to be issued to the Class A common stock shareholders will be adjusted for the change in your computed NMV figure between the closing of the private placement and the completion of this offering. Please tell us how you concluded that no liability would be recognized as a result of this term of the private placement arrangement, considering that the obligation to issue additional shares appears to vary based on the market value of indium. Please refer to the guidance in FASB ASC paragraphs 480-10-25-14 and 815-15-25-1 and address their applicability to this arrangement.

38. We note your disclosure indicating the shares you will issue to the Class A common stock shareholders will be increased by 10% if you complete the offering by November 25, 2010 or will be increased by 20% if the offering is completed after November 25, 2010 but before November 25, 2011. Please clarify what the Class A common stock shareholders are entitled to in the event the offering is completed after November 25, 2011 or not at all.

Also disclose how you intend to account for the additional shares you would issue to these shareholders as a result of this term of the private placement arrangement, identify the accounting literature that you rely upon in formulating your view, explain your rationale, and file the underlying agreements as exhibits.

Selling Securityholder Prospectus, page 102

39. Please add the legend required by Item 501(b)(10)(iv) of Regulation S-K to the cover page of your selling securityholder prospectus. Disclose under "Selling Securityholders" all the required information, including particulars regarding the material relationships. Lastly, please remove or further explain the disclaimer which appears in bold type under "Exhibit Index" on the last page.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities

40. Please furnish the information required by Item 701(d) of Regulation S-K with respect to your previous unregistered offerings.

Exhibits and Financial Statement Schedules

41. You have omitted several exhibits that Item 601 of Regulation S-K requires you to file. The staff reserves the right to review and comment upon all exhibits. To expedite processing of your filing and to ensure that you have adequate time to respond to any future staff comments, please file with the next amended registration statement all such exhibits, including the opinion of counsel and form of underwriting agreement.

Undertakings

42. It appears that you may be engaged in a delayed or continuous offering of the securities registered, as you have checked the cover page box for Rule 415. Please revise your undertaking section to include the undertakings required by Item 512(a) of Regulation S-K.

Mining Engineering Comment

Zinc Supply, page 59

43. We note your use of the term reserve base in your table of World Refinery Production with a footnote which defines the term reserve base to include the aggregate of economic, sub-economic, and/or uneconomic materials. For SEC documents, reserves are defined as that part of a mineral deposit which can be economically extracted or produced at the time of the reserve determination. To avoid confusion regarding your use of this terminology, please modify your table and either restate the term in another manner, such as mineralized material or resources, or remove your reserve base column and related terminology from your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Barry I. Grossman, Esq.
        David Selengut, Esq.
        Ellenoff Grossman & Schole LLP
        Facsimile No. (212) 370-7889